Exhibit 99.2

EMERALD HEALTH THERAPEUTICS, INC.

Consolidated Financial Statements

For the years ended December 31, 2019, 2018 and 2017

(Expressed in Canadian Dollars)

Notes to the Consolidated Financial Statements

Note 1	Nature and Continuance of Operations	9	Note 13	Share Capital	36
Note 2	Significant Accounting Policies and Judgements	9	Note 14	Share-based Compensation	38
Note 3	Accounts Receivable	14	Note 15	Warrants	41
Note 4	Biological Assets	15	Note 16	Long Term Investments	43
Note 5	Inventory	16	Note 17	Income Taxes	43
Note 6	Plant and Equipment	17	Note 18	Leases	47
Note 7	Business Combinations	20	Note 19	Revenue	48
Note 8	Intangible Assets	24	Note 20	General and Administrative Expenses	49
Note 9	Investment in Joint Venture	28	Note 21	Segmented Information	49
Note 10	Related Party Transactions	32	Note 22	Financial Instruments	50
Note 11	Deposits	34	Note 23	Capital Management	52
Note 12	Convertible Debt	34	Note 24	Subsequent Events	53

Management’s Responsibility

To the Shareholders of Emerald Health Therapeutics Inc.:

Management is responsible for the preparation and presentation of the consolidated financial statements and accompanying note disclosures in accordance with International Financial Reporting Standards. This responsibility includes selection of appropriate accounting policies and principles as well as decisions related to significant estimates and areas of judgement.

In discharging its responsibility to support the integrity and fairness of the consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are properly maintained to provide reliable information.

The Board of Directors of the Company is responsible for overseeing management’s performance of its responsibilities for financial reporting and internal control. The Audit Committee of the Company, which is composed of non-executive directors, meets with management as well as the external auditors to ensure that management is properly fulfilling its financial reporting responsibilities to the Board of Directors who approve the financial statements. The external auditors have unrestricted access to the Audit Committee to discuss the scope of their audits and the adequacy of the system of internal controls.

The consolidated financial statements have been audited by Deloitte LLP. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

May 13, 2019

/s/ Riaz Bandali	/s/ Jenn Hepburn
Chief Executive Officer and President	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Emerald Health Therapeutics, Inc.

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Emerald Health Therapeutics, Inc. (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows, for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018 and its financial performance and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has not yet achieved profitable operations and had a loss for the year ended December 31, 2019 of $111,906,526 and accumulated losses since inception of $164,195,931. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Vancouver, Canada
May 13, 2020

We have served as the Company’s auditors since 2015.

Independent Auditor’s Report

To the Shareholders and the Board of Directors of
Emerald Health Therapeutics, Inc.

We have audited the accompanying consolidated financial statements of Emerald Health Therapeutics, Inc., which comprise the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2017, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion of these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, its financial performance and its cash flows for the year ended December 31, 2017 in accordance with International Financial Reporting Standards.

/s/ Deloitte LLP

Chartered Professional Accountants
March 29, 2018
Vancouver, Canada

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

	December 31	December 31
	2019	2018
ASSETS

Current
Cash and cash equivalents (Note 2)	$2,525,218	$36,042,090
Accounts receivable (Note 3)	1,924,589	3,579,271
Biological assets (Note 4)	4,159,452	1,088,528
Inventory (Note 5)	6,587,610	6,772,525
Prepaid expenses	326,870	1,326,780
Due from related parties (Note 10)	201,369	14,973,749
Total current assets	15,725,108	63,782,943

Plant and equipment (Note 6)	41,399,728	16,965,989
Plant under construction (Note 6)	8,406,512	10,310,229
Deposits on materials and equipment (Note 11)	886,265	981,832
Refundable deposits	196,391	2,196,391
Intangible assets (Note 8)	19,525,746	86,612,636
Right-of-use assets (Note 18)	5,628,235	-
Goodwill	169,323	169,323
Long-term investment (Note 16)	80,807	282,509
Investment in joint venture (Note 9)	64,602,539	25,660,842
Total non-current assets	140,895,546	143,179,751

TOTAL ASSETS	$156,620,654	$206,962,694

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$10,940,984	$9,634,464
Current portion of long-term debt	-	2,503,064
Deferred payment (Note 7)	7,817,778	22,226,565
Payable to joint venture (Note 10)	710,000	-
Due to related parties (Note 10)	6,218,227	1,806,393
Total current liabilities	25,686,989	36,170,486

Lease liability (Note 18)	5,943,919	-
Convertible Debenture (Note 12)	21,822,783	-
Deferred income tax liability (Note 17)	-	293,886
TOTAL LIABILITIES	$53,453,691	$36,464,372

SHAREHOLDERS' EQUITY
Share capital (Note 13)	237,151,005	204,791,733
Warrants (Note 15)	2,448,771	4,360,000
Convertible Debt Reserves (Note 12)	382,626	-
Contributed surplus	28,146,127	14,202,536
Accumulated deficit	(164,195,931)	(52,855,947)
TOTAL SHAREHOLDERS' EQUITY	103,932,598	170,498,322

Non-controlling interest	(765,635)	-

TOTAL LIABILITIES AND EQUITY	$156,620,654	$206,962,694
Nature and continuance of operations (Note 1)
Events after the reporting period (Note 24)

On behalf of the Board of Directors:

/s/ Punit Dhillon	/s/ Jim Heppell
Director	Director

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	December	December 31	December 31
	2019	2018	2017

Revenue
Sales (Note 19)	$22,337,636	$2,110,403	$937,654
Excise taxes	2,018,425	161,982	-
Net revenue	20,319,211	1,948,421	937,654

Cost of sales
Cost of goods sold	20,900,434	3,575,132	637,751
Production costs	7,201,694	1,461,941	749,174
Amortization of Health Canada licence (Note 8)	3,679,789	2,829,015	87,446
Inventory write-down (Note 5)	6,709,709	-	-
Gain on changes in fair value of biological assets (Note 4)	(3,703,195)	(2,818,442)	(163,754)
Gross margin	(14,469,220)	(3,099,225)	(372,963)

Expenses
General and administrative (Note 20)	14,259,177	13,993,498	5,070,447
Sales and marketing	4,366,830	11,333,294	428,541
Research and development	4,279,055	801,351	207,500
Depreciation and amortization (Note 6, 8 and 18)	1,854,470	618,438	195,004
Loss on disposal of equipment	-	-	481
Share-based payments (Note 14)	11,782,973	7,498,450	2,822,495
	36,542,505	34,245,031	8,724,468

Loss from operations	51,011,725	37,344,256	9,097,431
Share of income from joint venture (Note 9)	(19,591,696)	(5,753,782)	322,578
Interest income	(952,878)	(1,186,214)	(161,518)
Other expenses (Note 9)	10,419,335	218,600	-
Impairment of intangible assets (Note 8)	65,122,136	-	-
Loss on settlement of joint venture supply agreement (Note 9)	5,930,860	-	-
Loss on settlement of deferred payment (Note 7)	864,228	-	-
Fair value changes in financial assets (Note 16)	201,702	384,159	(416,667)
Loss before income taxes	113,005,412	31,007,019	8,841,824

Deferred income tax recovery (Note 17)	(1,098,886)	(23,611)	-

NET LOSS AND COMPREHENSIVE LOSS	111,906,526	30,983,408	8,841,824

Net loss and comprehensive loss attributable to:
Emerald Health Therapeutics, Inc.	111,140,891	30,576,893	8,731,832
Non-controlling interest (Note 7)	765,635	406,515	109,992
	111,906,526	30,983,408	8,841,824

Net loss per common share
Basic and diluted	$0.75	$0.22	$0.10

Weighted average number of common shares outstanding
Basic and diluted	147,961,139	141,443,116	88,447,612

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian dollars)

	Share Capital		Warrants
								Total	Non-
	# of		# of		Contributed	Convertible	Accumulated	Shareholders'	Controlling	Total
	Shares	Amount	Warrants	Amount	Surplus	Debt Reserves	Deficit	Equity	Interest	Equity

Balance, January 1, 2019	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$-	$(52,855,947)	$170,498,322	$-	$170,498,322
Adoption of IFRS 16 (Note 2)	-	-	-	-	-	-	(199,093)	(199,093)	-	(199,093)

Balance, January 1, 2019, as restated	141,443,116	204,791,733	8,411,764	4,360,000	14,202,536	-	(53,055,040)	170,299,229	-	170,299,229
Shares issued on at-the-market offering (Note 13)	5,936,500	18,768,424	-	-	-	-	-	18,768,424	-	18,768,424
Shares issued on private placement	9,558,907	3,342,258	-	-	-	-	-	3,342,258	-	3,342,258
Warrants issued on convertible debentures	-	-	12,500,000	1,790,876	-	382,626	-	2,173,502	-	2,173,502
Warrants issued on private placement		-	9,558,907	657,895	-	-	-	657,895	-	657,895
Acquisition of Verdélite Sciences Inc. (Note 7)	2,129,707	8,199,371	-	-	-	-	-	8,199,371	-	8,199,371
Shares issued on stock option exercises (Note 13)	1,918,143	3,350,272	-	-	(2,199,382)	-	-	1,150,890	-	1,150,890
Share issuance costs	-	(1,301,053)	-	-	-	-	-	(1,301,053)	-	(1,301,053)
Share-based payments (Note 14)	-	-	-	-	11,782,973	-	-	11,782,973	-	11,782,973
Warrants expired	-	-	(4,000,000)	(4,360,000)	4,360,000	-	-	-	-	-
Net loss and comprehensive loss	-	-	-	-	-	-	(111,140,891)	(111,140,891)	(765,635)	(111,906,526)
Balance, December 31, 2019	160,986,373	$237,151,005	26,470,671	$2,448,771	$28,146,127	$382,626	$(164,195,931)	$103,932,598	$(765,635)	$103,166,963

Balance, January 1, 2018	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$-	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

Shares issued on stock option exercises (Note 13)	1,410,195	1,893,247	-	-	(698,716)	-	-	1,194,531	-	1,194,531
Units issued on prospectus offerings	14,000,000	51,540,000	10,000,000	9,060,000	-	-	-	60,600,000	-	60,600,000
Share issuance costs	-	(455,062)	-	-	-	-	-	(455,062)	-	(455,062)
Acquisition of Verdélite Sciences Inc. (Note 7)	9,911,894	45,000,000	-	-	-	-	-	45,000,000	-	45,000,000
Increase in ownership of Avalite Sciences Inc.	1,093,938	4,000,000	-	-	-	-	(4,449,685)	(449,685)	(1,550,319)	(2,000,004)
Shares issued on warrant exercises (Note 13)	8,239,863	24,901,302	(8,239,863)	(3,044,679)	-	-	-	21,856,623	-	21,856,623
Warrants expired	-	-	(3,056,050)	(2,117,093)	2,117,093	-	-	-	-	-
Share-based payments (Note 14)	-	-	-	-	7,498,450	-	-	7,498,450	-	7,498,450
Net loss and comprehensive loss	-	-	-	-	-	-	(30,576,893)	(30,576,893)	(406,515)	(30,983,408)
Balance, December 31, 2018	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$-	$(52,855,947)	$170,498,322	$-	$170,498,322

Balance, January 1, 2017	67,794,698	$9,756,732	8,489,451	$-	$3,043,099	$-	$(9,097,537)	3,702,294	$-	$3,702,294

Shares issued on stock option exercises (Note 13)	1,531,250	1,699,945	-	-	(579,885)	-	-	1,120,060	-	1,120,060
Units issued on prospectus offerings	24,870,100	36,260,901	12,690,250	4,679,773	-	-	-	40,940,674	-	40,940,674
Share issuance costs	-	(3,168,869)	-	-	-	-	-	(3,168,869)	-	(3,168,869)
Compensation options	-	(350,098)	-	-	350,098	-	-	-	-	-
Shares issued on warrant exercises (Note 13)	11,845,075	32,314,959	(11,845,075)	(4,396,189)	-	-	-	27,918,770	-	27,918,770
Shares issued on compensation option exercises	746,103	1,398,676	373,051	178,188	(350,098)	-	-	1,226,766	-	1,226,766
Acquisition of Northern Vine Canada Inc. (Note 7)	-	-	-	-	-	-	-	-	2,066,826	2,066,826
Share-based payments (Note 14)	-	-	-	-	2,822,495	-	-	2,822,495	-	2,822,495
Net loss and comprehensive loss	-	-	-	-	-	-	(8,731,832)	(8,731,832)	(109,992)	(8,841,824)
Balance, December 31, 2017	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$-	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
	2019	2018	2017
Operating activities
Net loss	$(111,906,526)	$(30,983,408)	$(8,841,824)
Items not involving cash
Depreciation	6,429,376	3,447,452	282,450
Gain on changes in fair value of biological assets	(3,703,249)	(2,818,442)	(163,754)
Fair value changes in financial assets	201,702	384,159	(416,667)
Inventory write-down	6,709,709	-	-
Share-based payments	11,782,973	7,498,450	2,822,495
Share of income from joint venture	(19,591,696)	(5,753,782)	322,578
Interest and accretion expense	1,510,641	225,334	-
Deferred income tax recovery	(1,098,886)	(23,611)	-
Loss on disposal of asset	-	-	481
Loss on settlement of deferred payment	864,228	-	-
Impairment of intangible assets	65,122,136	-	-
Loss on settlement of joint venture supply agreement	5,930,860	-	-
Changes in non-cash operating working capital
Accounts receivable	1,654,682	(3,196,248)	(223,847)
Due from related parties	8,841,521	(1,649,075)	(324,674)
Prepaid expenses	999,910	(1,157,943)	(133,245)
Inventory and biological assets	(6,967,198)	(2,920,781)	(333,027)
Accounts payable and accrued liabilities	1,382,748	6,221,897	(878,853)
Due to related parties	7,068,714	1,636,796	71,901
Net cash flows used in operating activities	(24,768,301)	(29,089,202)	(7,815,986)

Investing activities
Investment in joint venture (Note 9)	(18,640,000)	(17,000,000)	(16,229,639)
Acquisition of asset (Note 7)	(1,369,799)	(22,796,513)	68
Acquisition of business, net of cash acquired	-	(2,000,004)	-
Deposits on equipment	1,409,442	(981,832)	-
Purchase of long-term investment	-	-	(250,000)
Purchase of plant and equipment	(24,083,257)	(17,235,075)	(2,257,022)
Purchase of intangible assets	(1,442,132)	(465,457)	-
Refundable deposits	-	(2,000,000)	(196,391)
Net cash flows used in investing activities	(44,125,746)	(62,478,881)	(18,932,984)
Financing activities
Payment of lease liabilities	(563,465)	-	-
Repayment on long-term debt	(2,503,064)	(91,555)	-
Proceeds from financing	22,768,576	60,600,000	40,940,674
Share issuance costs	(1,301,053)	(472,570)	(3,151,360)
Proceeds from convertible debenture financing	24,217,000	-	-
Repayment of deferred payment	(8,000,000)	-	-
Stock option exercises	1,150,890	1,194,531	1,120,060
Compensation option exercises	-	-	1,226,766
Interest paid	(391,709)	-	-
Warrant exercises	-	21,856,622	27,918,770
Net cash flows provided by financing activities	35,377,175	83,087,028	68,054,910

(Decrease)/increase in cash and cash equivalents	(33,516,872)	(8,481,055)	41,305,940
Cash and cash equivalents, beginning of year	36,042,090	44,523,145	3,217,205
Cash and cash equivalents, end of year	$2,525,218	$36,042,090	$44,523,145

Supplemental Information:
Fair value of shares issued to settle portion of deferred payment (Note 7)	$8,199,371	$-

The accompanying notes form an integral part of these consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019,2018 and 2017
(Expressed in Canadian dollars)

1.	Nature and Continuance of Operations

Emerald Health Therapeutics Inc.(the"Company"), was incorporated pursuant to the Business Corporations Act (British Columbia) on July 31, 2007. The Company is classified as a Tier 1 Venture Issuer on the TSX Venture Exchange (the "TSXV”), with its common shares listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its common shares listed under the trading symbol “EMHTF.”

The Company’s registered and records office is at Suite 2500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The Company’s principal business is the production, distribution, and sale of cannabis products in Canada, pursuant to the Cannabis Act (Canada) (the “Cannabis Act”).

These consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at December 31, 2019, the Company had not yet achieved profitable operations, had a loss for the year ended December 31, 2019 of $111,906,526 and accumulated losses since inception of $164,195,931. As at December 31, 2019, the Company had $2,525,218 in cash and cash equivalents, and subsequent to year end completed financing with the closing of a private placement for $3,000,000 (Note 24). An exercise of warrants subsequent to year end brought in an additional $1,062,500 of funds (Note 24). The Company is actively seeking financing alternatives in order to manage current cash flows until such time as the Company is profitable. The continuing operations of the Company are dependent upon its ability to continue to raise adequate capital, to commence profitable operations in the future, to satisfy its commitments and to repay its liabilities arising from normal business operations as they become due. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies and Judgements

Significant accounting policies, which affect the consolidated financial statements as a whole, as well as key accounting estimates and areas of significant judgement are highlighted in this section. This note also describes new accounting standards, which have been adopted during 2019, and new accounting pronouncements, which are not yet effective but are expected to impact the Company’s consolidated financial statements in the future.

International Financial Reporting Standards (“IFRS”) requires management to make judgements, estimates and assumptions that affect the carrying values of certain assets and liabilities and the reported amounts of income and expenses during the period. Actual results may differ from these judgements, estimates and assumptions. Significant estimates are evaluations and assumptions about the future and other sources of estimation uncertainty that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities. Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the following: valuation of biological assets (Note 4) and inventory (Note 5), estimated useful lives of property, plant and equipment (Note 6), and intangible assets (Note 8), share-based compensation (Note 14), the fair value of financial instruments (Note 22), valuation of business combinations and asset acquisitions (Note 7), goodwill and intangible asset

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

impairment (Note 8), valuation of convertible debentures (Note 12), recognition of deferred tax assets (Note 17).

Significant judgements are those judgements that management has made in the application of accounting policies that have the most significant effect on the amounts recognized in these consolidated financial statements and include: assessment of goodwill and intangible assets for indicators of impairment (Note 8), business combinations and asset acquisitions (Note 7), accounting for its investment in associates and joint ventures (Note 9), segmented information (Note 21), and accounting for leases (Note 18).

a)	Basis of Presentation and Measurement

These consolidated financial statements of the Company have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in Canadian dollars, except share and per share data.

The consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 13, 2020.

b)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The subsidiaries of the Company at December 31, 2019 include the following:

	Ownership Interest	Ownership Interest
	as at December 31	as at December 31
Name of Entity	2019	2018
Emerald Health Therapeutics Canada Inc. (EHTC)	100%	100%
Emerald Health Naturals Inc. (Naturals)	51%	-
Avalite Sciences Inc. (Avalite)	100%	100%
Pure Sunfarms Corp. (Pure Sunfarms)	46.5%	50%
Verdélite Sciences Inc. (Verdélite)	100%	100%
Verdélite Property Holdings Inc.	100%	100%

During the quarter ended December 31, 2019, the Company’s equity interest in its associate, its Joint Venture Pure Sunfarms Corp. (“Pure Sunfarms”) was reduced from 50% to 46.47%. See Note 9 for discussion on change in ownership interest.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite Sciences Inc. and its affiliate Verdélite Property Holdings Inc. (together as “Verdélite,” formerly known as Agro-Biotech Sciences Inc.and Agro-Biotech Property Holdings Inc.).The principal business of Verdélite Sciences Inc. is the production of cannabis pursuant to the Cannabis Act. The principal business of Verdélite Property Holdings Inc. is to hold the land and building, located in Saint-Eustache, Quebec, occupied by Verdélite Sciences Inc. for cannabis production.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Through EHTC’s 100% owned subsidiary, Avalite Sciences Inc. (“Avalite,” formerly known as Northern Vine Canada Inc.), a licensed dealer under the provisions of the Canadian Controlled Drugs and Substances Act, the Company operates a laboratory facility located in Langley, British Columbia.

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Emerald Health Naturals Inc. (“Naturals”). Naturals holds the Canadian distribution rights to EHB’s product line which focuses on health and wellness products that tap into the bodies Endocannabinoid System through the use of non cannabis based ingredients.

See Note 7 for further discussion of the Company’s subsidiaries.

c)	Cash and cash equivalents

Cash and cash equivalents are financial assets that are measured at amortized cost, which approximate fair value. Cash and cash equivalents include cash and redeemable short-term investment certificates held at major financial institutions as follows:

		December 31	December 31
	Interest Rate %	2019	2018
		$	$
GIC - Matured October 1, 2019	1.40%	-	150,000
GIC - Maturing February 5, 2020	1.50%	200,000	-
GIC - Maturing November 9, 2020	2.25%	30,000	-
Total		230,000	150,000

d)	Provisions

The Company recognizes provisions if there is a present obligation as a result of a past event, it is probable that the Company will be required to settle that obligation and the obligation can be reliably estimated. The amount recognized as a provision reflects management’s best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

e)	Loss per share

Basic loss per share is computed by dividing total net loss attributable to the Company for the year by the weighted average number of common shares of the Company (the “Common Shares”) outstanding during the year. The Company uses the treasury stock method for calculating diluted loss per share. When the Company is in a loss position, all potential share issuances on the exercise of options or warrants is anti-dilutive. In the event of a loss position, diluted loss per share is the same as basic loss per share.

f)	Foreign currency translation

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Revenues and

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in net loss. The functional currency of all entities is the Canadian dollar.

g)	Adoption of New Accounting Pronouncements

(i) IFRS 16 Leases

IFRS 16, Leases – replaced the guidance in IAS 17 Leases and established principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

The Company has applied IFRS 16 with an initial application date of January 1, 2019. The modified retrospective method was applied and as a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019 without adjustment to prior periods. The IFRS 16 adjustment as at January 1, 2019, resulted in a debit to the Company’s accumulated deficit of $199,093.

The Company’s lease accounting policy in accordance with IFRS 16 is provided below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The right-of-use asset is initially measured at cost and subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is subject to impairment assessment and adjusted for certain remeasurements of its associated lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company's incremental borrowing rate or rate implicit in the lease.The lease liability is subsequently measured at amortized cost using the effective interest method. The incremental borrowing rate determined for the Company for the leases in transition is within a range of 6% - 8%. The lease liability is subsequently measured at amortized cost using the effective interest method.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessmentof whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in net earnings if the carrying amount of the right-of-use asset is nil.

A lease modification is accounted for as a separate lease if there is an increase in the scope of a lease and a corresponding increase in consideration, such as adding the right to use one or more underlying assets in a contract. Otherwise, a lease modification is considered a remeasurement of the lease liability, as discussed above.

Lease payments that depend on performance measures or usage of the underlying asset are considered variable lease payments, which are expensed as incurred.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Transition

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Company’s lease liabilities are measured at the present value of the lease payments discounted using the applicable incremental borrowing rate or rate implicit in the lease. Determining the discount rate (incremental borrowing rate) requires significant judgment and may have a significant quantitative impact on lease liability valuations. Many of the Company’s lease liabilities contain one or several lease extension clauses, and could reasonably be extended beyond the lease extensions outlined in the contract. Determining the length of the lease to be used in the present value calculation of the lease obligation requires significant judgement and may have significant impact on lease liability valuations.

$
Operating Lease commitments as disclosed at December 31, 2018	10,298,432
Effect of discounting using the incremental borrowing rates at January 1, 2019	(5,569,108)
Lease liabilities recognized at January 1, 2019	4,729,324

Initial Recognition of ROU assets at application date	5,184,165
Accumulated Depreciation as at application date	(653,935)
Net right-of-use assets recognized at January 1, 2019	4,530,230

(ii) IFRS 15, Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers. The Company recognizes revenue from contracts with customers based on a five-step model, which is applied to all contracts with customers.

Determining the amount of variable consideration to recognize, and whether the amount of variable consideration should be constrained, is dependent on management's estimate of the most likely amount to which the Company will be entitled and the probability of a significant reversal in that amount. These determinations require management to make estimates based on historical amounts received, current economic conditions, and current industry conditions, in Canada and abroad, adjusted for forward looking information.

Cost of sales represents the deemed cost of inventory that arose from the fair value measurement of biological assets, subsequent post-harvest costs capitalized to inventory, purchased dried cannabis, costs to produce cannabis oils capitalized to inventory (including the deemed cost of dried inventory that arose from the fair value measurement of biological assets that were used to produce cannabis oils), and packaging costs.

There were no changes required to the Company’s consolidated financial statements as a result of adopting this standard, other than enhanced disclosures.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

(iii) IFRS 9, Financial instruments

Effective January 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”), which replaced IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). The standard eliminates the existing IAS 39 categories of held to maturity, available-for-sale and loans and receivable. The new classifications and measurements of the Company’s financial assets and liabilities are reflected in the accounting policies in these consolidated financial statements (Note 22). The adoption of this standard did not have a material impact on the measurement of the Company’s financial instruments in these consolidated financial statements, however additional disclosures have been provided.

The adoption of IFRS 9 has fundamentally changed the Company's accounting of impairment losses for financial assets by replacing IAS 39's incurred loss approach with a forward-looking expected credit loss approach. There were no impairment losses recognized in these consolidated financial statements as a result of the adoption of IFRS 9 as at the date of initial application.

3.	Accounts Receivable

Accounting Policy:

Accounts receivable are financial assets recognized initially at fair value and subsequently measured at amortized cost, less any provisions for impairment. Financial assets measured at amortized cost are assessed for impairment at the end of each reporting period. Impairment provisions are estimated using the expected credit loss impairment model where any expected future credit losses are provided for, irrespective of whether a loss event has occurred at the reporting date.

Estimates of expected credit losses take into account the Company’s collection history, deterioration of collection rates during the average credit period, as well as observable changes in and forecasts of future economic conditions that affect default risk. Where applicable, the carrying amount of a trade receivable is reduced for any expected credit losses through the use of an allowance for doubtful accounts (“AFDA”) provision. Changes in the AFDA provision are recognized in the statement of loss and comprehensive loss. When the Company determines that no recovery of the amount owing is possible, the amount is deemed irrecoverable and the financial asset is written off.

	December 31	December 31
	2019	2018
	$	$
Goods and services tax refund receivable	1,181,249	2,519,789
Trade receivables	696,539	801,756
Other receivables	46,801	257,726
	1,924,589	3,579,271

Accounts receivable are neither impaired nor past due.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

4.	Biological Assets

Accounting Policy:

The Company defines biological assets as cannabis plants up to the point of harvest which becomes the basis for the cost of inventories. Biological assets are measured at fair value less cost to sell at the end of each reporting period in accordance with IAS 41 – Agriculture, using the income approach. Gains or losses from changes in fair value less costs to sell are included in cost of sales in the period incurred. The income approach calculates the present value of expected future cash flows from the Company’s biological assets using the following key Level 3 assumptions and inputs:

Inputs and assumptions	Description
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of costs to sell for the period for all strains of cannabis sold, which is expected to approximate future selling prices.
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.
Average yield per plant	Represents the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant. Based on historical yields.
Average cost per plant	Represents costs incurred to grow plants at different stages of the production cycle.divided by the grams produced in the period.
Stage of completion in the production process	Calculated by taking the weighted average number of days in produciton over a total average grow cycle of approximately 14 to 16 weeks based on location and strain.
Production costs are capitalized to biological assets and include all direct and indirect costs relating to biological transformation. Costs include direct costs of production, such as labour, growing materials, as well as indirect costs such as indirect labour, quality control costs, depreciation on production equipment, and overhead expenses including rent and utilities.

A 5% increase or decrease in the estimated yield of cannabis per plant would result in an increase or decrease in the fair value of biological assets of $168,315 at December 31, 2019 (December 31, 2018 - $52,620). A 5% increase or decrease in the average selling price per gram less cost to sell would result in an increase or decrease in the fair value of the biological assets of $258,874 at December 31, 2019 (December 31, 2018 - $59,579).

The Company’s estimates are, by their nature, subject to change and changes in the significant assumptions will be reflected in the gain or loss on biological assets in future periods.

The Company’s biological assets consist of cannabis seeds and cannabis plants. Changes in the Company’s biological assets are as follows:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31
	2019	2018
	$	$
Carrying amount, beginning of year	1,088,528	114,559
Effect of unrealized changes in fair value of biological assets	3,703,195	2,818,442
Biological assets purchased	197,432	3,841
Biological asset expensed in research and development	(169,022)	-
Biological assets sold	-	(133,680)
Transferred to inventory upon harvest	(660,681)	(1,714,634)
Carrying amount, end of year	4,159,452	1,088,528

As at December 31, 2019, included in the carrying amount of biological assets is $85,146 (December 31, 2018 - $28,570) in seeds and $4,074,306 (December 31, 2018 - $1,059,958) in live plants.

As of December 31, 2019, the weighted average stage of growth for the biological assets was 45% (December 31, 2018 – 39%). The average number of days from the point of propagation to harvest is 108 days.

5.	Inventory

Accounting Policy:

Inventories of dried cannabis consists of harvested cannabis and purchased cannabis and are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value (“NRV”). NRV is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined using the average cost basis. Cannabis oils are derived from dried cannabis and are measured at the lower of cost and NRV. Goods for resale are measured at the lower of cost and NRV. Supplies and consumables are valued at cost.

Production costs include all direct and indirect production related costs, including security, compliance, quality control and quality assurance costs, as well as related overhead. In addition, all inventory production cost in excess of standard cost are not capitalized and expensed in production cost.

Inventories are written down when the cost of inventories exceed their net realizable value and are estimated to be unrecoverable due to obsolescence, damage, or declining market prices.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

The Company’s inventory is comprised of:

	December 31	December 31
	2019	2018
	$	$
Dried bulk cannabis and packaged inventory	3,544,538	5,778,176
Cannabis oils	2,464,954	337,314
Goods for resale	125	1,498
Supplies and consumables	577,993	655,537
	6,587,610	6,772,525

During the year ended December 31, 2019, inventory expensed to cost of goods sold was $20,900,434 (December 31, 2018 and December 31, 2017 - $3,575,132 and $637,751, respectively).The fair value change in biological assets included in cost of goods sold during the year ended December 31, 2019 was $454,712 (December 31, 2018 and December 31, 2017 - $158,676 and $163,754, respectively).

During the year ended December 31, 2019, a provision of $4,661,897 was recognized for dried cannabis and packaged inventory (December 31, 2018 and December 31, 2017 - $Nil) related to product deterioration and limited remaining shelf life. An additional write-off of inventory of $2,047,812 was recognized during the year ended December 31, 2019 (December 31, 2018 and December 31, 2017 - $Nil) related to hemp harvested that did not meet the quality standards for extraction grade material (Note 10).

6.	Property, Plant and Equipment

Accounting Policy:

Property plant and equipment is measured at cost, net of accumulated depreciation and any impairment losses.

Cost includes expenditures that are directly attributable to the asset acquisition. The cost of self-constructed assets includes the cost of materials, direct labor, other costs directly attributable to make the asset available for its intended use. During their construction, property, plant and equipment are classified as plant under construction (“PUC”) and are not subject to depreciation. When the asset is available for use, it is transferred from PUC to the relevant category of property, plant and equipment and depreciation commences.

Where particular parts of an asset are significant, discrete and have distinct useful lives, the Company may allocate the associated costs between the various components, which are then separately depreciated over the estimated useful lives of each respective component. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

  Computers - 3 years

  Production, lab and growing equipment - 5 - 10 years

  Other equipment - 5 - 10 years

  Buildings 15 - 25 years

  Leasehold improvements – lesser of useful life or term of lease

Residual values, useful lives and depreciation methods are reviewed annually and changes are accounted for prospectively.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Gains and losses on asset disposals are determined by deducting the carrying value from the sale proceeds and are recognized in profit or loss.

Impairment of property, plant and equipment

The Company assesses impairment of property, plant and equipment when an impairment indicator arises (e.g. change in use or discontinued use, obsolescence or physical damage). When the asset does not generate cash inflows that are largely independent of those from other assets or group of assets, the asset is tested at the cash generating unit (“CGU”) level. In assessing impairment, the Company compares the carrying amount of the asset or CGU to the recoverable amount, which is determined as the higher of the asset or CGU’s fair value less costs of disposal and its value-in-use. Value-in-use is assessed based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects applicable market and economic conditions, the time value of money and the risks specific to the asset. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. An impairment loss is recognized whenever the carrying amount of the asset or CGU exceeds its recoverable amount and is recorded in the consolidated statements of loss and comprehensive loss.

The Company’s property, plant and equipment continuity is as follows:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Costs:
Balance, December 31, 2017	-	-	274,471	992,725	57,881	36,392	1,361,469
Additions	-	6,747,648	1,407,177	1,457,537	138,641	566,923	10,317,931
Acquired Through Verdélite (Note 7)	476,041	5,265,894	-	237,793	73,642	257,753	6,311,123

Balance, December 31, 2018	476,041	12,013,542	1,681,648	2,688,055	270,164	861,073	17,990,523
Acquired Through Naturals (Note 7)	-	-	33,984	-	13,064	66,226	113,274
Additions	-	20,611,996	758,059	4,202,867	73,477	525,748	26,172,147
Impairment	-
Balance, December 31, 2019	476,041	32,625,538	2,473,691	6,890,922	356,705	1,453,047	44,275,944

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Accumulated Depreciation:
Balance, December 31, 2017	-	-	79,609	210,653	9,002	30,870	330,134
Additions	-	153,563	75,074	336,932	67,524	61,307	694,400

Balance, December 31, 2018	-	153,563	154,683	547,585	76,526	92,177	1,024,534
Additions	-	554,455	364,247	654,212	99,204	179,564	1,851,682
Balance, December 31, 2019	-	708,018	518,930	1,201,797	175,730	271,741	2,876,216

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Net book value:
December 31, 2019	476,041	31,917,520	1,954,761	5,689,125	180,975	1,181,306	41,399,728
December 31, 2018	476,041	11,859,979	1,526,965	2,140,470	193,638	768,896	16,965,989

Depreciation relating to manufacturing equipment and production facilities is capitalized into biological assets and inventory and is expensed to cost of sales upon the sale of goods. For the year ended December 31, 2019, $822,217 (December 31, 2018 - $130,636; December 31, 2017 - $Nil) of depreciation was recognized in cost of sales.

Plant under construction

During 2019, Phase 1 of construction on the Company’s new self-constructed production facility located in Metro Vancouver, British Columbia was completed. $14,343,470 was transferred from plant under construction to property, plant and equipment (December 31, 2018 - $Nil) and began to be amortized. As at December 31, 2019 $8,406,512 of expenditures were capitalized to PUC relating to Phase 2 of the facility (December 31, 2018 - $10,310,229).

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

7.	Business Combinations

Accounting Policy:

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree. The identifiable assets acquired, and liabilities assumed are recognized at their acquisition date fair values, except for deferred taxes and share-based payment awards where IFRS provides exceptions to recording the amounts at fair value. Goodwill represents the difference between total consideration paid and the fair value of the net-identifiable assets acquired. Acquisition costs incurred are expensed to profit or loss.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

When the cost of the acquisition exceeds the fair value attributable to the Company’s share of the identifiable net assets, the difference is recorded as goodwill. If the cost of the acquisition is less than the fair value attributable to the Company’s share of the identifiable net assets the difference is recognized in the consolidated statements of loss.

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Acquisitions that do not meet the definition of a business combination are accounted for as asset acquisitions. Consideration paid for an asset acquisition is allocated to the individual identifiable assets acquired and liabilities assumed based on their relative fair values. Asset acquisitions do not give rise to goodwill.

Non-controlling interests are measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amounts of the acquirers’ identifiable net assets at the date of acquisition. The choice of measurement is made on a transaction by transaction basis.

In a business combination achieved in stages, the Company remeasures any previously held equity interest at its acquisition date fair value and recognizes any gain or loss in the consolidated statements of loss.

a) Business Combinations Completed during the Year Ended December 31, 2019

(i)	Emerald Health Naturals

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Naturals. Per the formation agreement with EHB, the

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Company will invest $5,000,000 for a 51% ownership of Naturals and EHB granted Naturals exclusive Canadian distribution right to EHB’s product line for 49% ownership (“Distribution Right”). The Company has invested $1,369,799 as of December 31, 2019. The Company concluded that the transaction with EHB was a common control transaction and as such the net assets transferred to EHN are transferred at their carrying value, with no gains or losses resulting from the transaction. Subsequent to the transaction being completed, the Company controls Naturals and it has been consolidated, with a non-controlling interest recognized for the EHB owned portion.

Naturals operates primarily in Canada and is focused on developing natural health products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system. As a result of this being a common control transaction, the Distribution Right is recorded at its acquisition date carrying value of $nil.

Concurrent with this agreement, Naturals entered into an agreement to acquire assets from GAB Innovations, Inc. (“GAB”) for cash consideration of $340,000. The Company paid $200,000 on closing and the remaining amount is included in Due to Related Parties on the consolidated statements of financial position. On the date of acquisition, management concluded that the assets acquired did not include significant processes or outputs, and therefore did not meet the definition of a business under IFRS 3 Business Combinations. As a result, the transaction was accounted for as an asset acquisition.

The total purchase price and the fair value of the net assets of GAB acquired are disclosed below:

Net assets acquired	Asset fair value	Relative fair value
	$	$
3 Natural Product Numbers	90,000	89,259
Plant and Equipment	102,824	101,976
Health Canada NHP Site Licence	150,000	148,765
	342,824	340,000

As part of the asset acquisition, Naturals acquired a Health Canada Natural Health Product (“NHP”) Site Licence.An NHP Site Licence is required for any site that manufactures, processes, packages, labels, imports, and/or stores NHPs in Canada. The acquired NHP Site Licence allowed EHN to start importing and storing NHPs in Q2 2019. This intangible asset was recorded at its relative fair value at the date of purchase. This asset has a finite life and will be amortized on a straight-line basis in accordance with the Company’s policy.

The following table presents the summarized financial information for Naturals. This information represents amounts before intercompany eliminations.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

December 31
2019
$
Current assets	260,899
Non-current assets	8,721,861
Current liabilities	(208,817)
Non-current liabilities	(534,464)
Revenues for the year ended December 31, 2019	212,798
Net loss for the year ended December 31, 2019	(1,562,521)

The net change in non-controlling interests is as follows:

Total
$
Balance, December 31, 2018	-
Share of loss for the year	(765,635)
Balance, December 31, 2019	(765,635)

b) Business Combinations Completed during the Year Ended December 31, 2018

(i)	Verdélite Sciences Inc.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and the shareholder loans payable by Verdélite, for total consideration of $90.0 million, payable 50% in cash and 50% in Common Shares (the “Purchase Price”). The Company paid $22.5 million in cash upon closing and $45.0 million was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares were held in escrow until May 1, 2019 (Note 13). The remaining $22.3 million was originally payable in cash to the vendors of Verdélite (the “Vendors”) on May 1, 2019.

On May 1, 2019, the Vendors elected to receive $7.5 million of the remaining $22.3 million, as shares of the Company, with the remaining $14.8 million of the Purchase Price to be paid on or before May 30, 2019. The Company treated this change to the terms of settlement for the purchase of Verdélite as an extinguishment of the original terms, and not a modification under IFRS 9, Financial Instruments. The shares issued to the Vendors were valued on the five-day volume-weighted average price of the Common Shares of the Company on the TSXV, discounted 10%, calculated as of April 30, 2019. This resulted in the issuance of 2,129,707 Common Shares to the Vendors, at a deemed share price of $3.52 per Common Share. Under IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, when equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, an entity shall measure them at the fair value of the equity instruments issued. The difference between the carrying amount of the financial liability extinguished and the consideration paid is recognized in profit or loss in the consolidated statements of loss and comprehensive loss. The fair value of the equity issued to the Vendors on May 1, 2019 was $3.85 per share, resulting in a loss of $864,228 being recognized by the Company in the consolidated statements of loss and comprehensive loss.

An additional loss was recognized on the renegotiation of terms of settlement, as the Company initially recorded the liability at $22.3 million, adjusted from the $22.5 million based on working capital adjustments. The difference of $164,857 has been recognized as a loss by the Company and is included in the loss on settlement of deferred payment of $864,228 in the consolidated statements of loss and comprehensive loss.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

On May 30, 2019, the Company renegotiated the terms of the remaining $15.0 million payable to the Vendors. $5.0 million cash was paid in June 2019, with subsequent monthly payments of $1.0 million commencing mid July through to mid November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the full $15.0 million balance began accruing May 31, 2019 at a rate of 10% per annum and accrues until such time as the entire balance is repaid. The amount outstanding asat December 31, 2019 was $7,817,778. The Company is in negotiations to settle this amount.

The total purchase price of the acquisition and the fair value of the net assets acquired of Verdélite as recorded in the year ended December 31, 2018 is as follows:

$
Cash	22,500,000
Deferred payment, present value of final $22.5 million cash payable May 2019	22,009,404
Portion specified as purchase of shareholder loans	(3,933,591)
9,911,894 Common Shares	45,000,000
Transaction costs	153,967
Total purchase price	85,729,780

$
Cash	19,906
Amounts receivable	100,304
Prepaid expenses	-
Property and equipment	6,311,123
Intangible assets	86,103,549
Total assets	92,534,882

Accounts payable and accrued liabilities	(285,067)
Current portion of long-term debt	(2,586,444)
Shareholder loans	(3,933,591)
Total liabilities	(6,805,102)

Net assets acquired	85,729,780

No adjustments were made to the recording of the transaction during the year ended December 31, 2019.

(ii)	Avalite

The following investments made by the Company during the years ended December 31, 2018 and 2017 resulted in the Company’s 100% ownership of Avalite through step acquisition.

On August 14, 2018, the Company increased its ownership in Avalite to 100% by purchasing the remaining shares of Avalite held by Abattis Bioceuticals Corp (“Abattis”) for $2.0 million consideration and issuing 1,093,938 Common Shares valued at $4.0 million. Previously, the Company had increased its original 53% ownership of Avalite (acquired on November 17, 2017) to 65% by way of additional shares purchased from treasury on May 15, 2018 for $2,750,000 cash.

The increase in the Company’s ownership interest was accounted for as an equity transaction.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Upon the initial acquisition of 53% ownership, the non-controlling interest was measured by proportionate share in the recognized amounts of the identifiable net assets. The change in non-controlling interest at the time of the May 15, 2018 transaction and the acquisition of the non-controlling interest at the time of the August 14, 2018 transaction were also measured by the proportionate share of net identifiable assets method.

If the Company had increased its interest at the beginning of the year ended December 31, 2018 there would have been no change to revenue or net loss as Avalite is a consolidated subsidiary. The net loss attributable to the Company would have increased by $406,515 and the net loss attributable to the non-controlling interest would have decreased by $406,515.

If Avalite’s sales exceed $10.0 million within thirty-six months ended August 9, 2021, from the sale of products or services introduced to Avalite by Abattis, the Company will issue additional Common Shares with a deemed value of $4.0 million.

8.	Intangible Assets and Goodwill

Accounting Policy:

Intangible assets

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles is calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

  Computer software – 2 to 3 years straight line

  Health Canada licences – term, plus life of building or renewal term of leased facility site

  Patents – straight line over the life of the patent

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized as research and development expenses on the consolidated statement of loss and comprehensive loss as incurred.

Goodwill

Goodwill represents the excess of the purchase price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets acquired. Goodwill is allocated to the cash generating unit (“CGU”) or group of CGUs which are expected to benefit from the synergies of the combination. Goodwill is not subject to amortization.

Impairment of intangible assets and goodwill

Goodwill is tested for impairment annually, and whenever events or circumstances indicate that there might be an impairment. Finite life intangible assets are assessed at the end of each reporting period for

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

whether there is any indication of impairment. They are tested whenever there is an indication of impairment.

If indicators of impairment exist, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying value of assets in the CGU.

Management considers both external and internal sources of information in determining if there are any indications that the Company’s intangible assets and goodwill are impaired. Management considers the market, economic, and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its assets. Management considers the manner in which the assets are being used or are expected to be used, and indication of economic performance of the assets. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

The Company’s intangible assets continuity is as follows:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Cost:	$	$	$	$	$
Balance, December 31, 2017	-	-	2,922,096	62,135	2,984,231
Acquired through Verdélite (Note 7(b)(i))	-	-	86,103,549	-	86,103,549
Additions	368,531	-	-	133,032	501,563
		-		-
Balance, December 31, 2018	368,531	-	89,025,645	195,167	89,589,343
Acquired through Naturals (Note 7(b)(ii))	89,259	-	148,765	11,069	249,093
Additions	343,792	370,280	-	1,030,817	1,744,889
Impairment	-	-	(65,122,136)	-	(65,122,136)
Balance, December 31, 2019	801,582	370,280	24,052,274	1,237,053	26,461,189

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Accumulated amortization:	$	$	$	$	$
Balance, December 31, 2017	-	-	87,446	44,930	132,376
Additions	-	-	2,829,015	15,316	2,844,331

Balance, December 31, 2018	-	-	2,916,461	60,246	2,976,707
Additions	-	-	3,679,789	278,947	3,958,736
Balance, December 31, 2019	-	-	6,596,250	339,193	6,935,443

		Extraction	Health Canada	Computer
	Patents	Assets	Licence	Software	Total
Net book value:	$	$	$	$	$
December 31, 2019	801,582	370,280	17,456,024	897,860	19,525,746
December 31, 2018	368,531	-	86,109,184	134,921	86,612,636

Impairments

During the year ended December 31, 2019, the following factors were identified as impairment indicators:

i. Revenue decline: Constraints in the provincial retail distribution network, including a slower than expected roll-out of retail stores across Canada, has resulted in a decrease in expected sales and profitability as compared to outcomes initially forecasted by management;

ii. Decline in stock price and market capitalization: As at December 31, 2019, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

As a result of these factors, management performed an indicator-based impairment test as at December 31, 2019.

Management tested the individual CGUs which had indicators of impairment, for impairment. The recoverable amount of all CGUs was determined based on a fair value less cost of disposal (“FVLCD”) using level 3 inputs in a discounted cash flow (“DCF”) methodology. The significant assumptions applied in the determination of the recoverable amount are described below:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

i. Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts are extended to a total of five years (and a terminal year thereafter);

ii. Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;

iii. Discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and

iv. Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

The Verdélite CGU was determined to be impaired. Key assumptions used in calculating the recoverable amount of the Verdélite CGU tested for impairment as at December 31, 2019 is outlined in the following table:

Verdelite
Terminal value growth rate	2.70%
Discount rate	14.81%
Budgeted revenue growth rate (average of next five years)	13.70%
Fair value less cost to dispose	$40,200,000

As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded an impairment loss of $65,122,136 during the year ended December 31, 2019. Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount, and the $65,122,136 was allocated to the Verdélite CGU’s intangible assets.

If the discount rate were increased to 16% the impairment loss for the year would have been $67,422,136. If the discount rate were decreased to 14% the impairment loss for the year would have been $62,522,136.

Goodwill of $169,323 relates to the acquisition of Avalite on November 17, 2017. No additions or impairments were recognized during the year ended December 31, 2019.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

9.	Investment in Joint Venture

Accounting Policy:

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity that is subject to joint control (i.e. when the strategic, financial and operating policy decisions relating to the activities of the joint venture require the unanimous consent of the parties sharing control).

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establish the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each balance sheet date, the Company considers whether there is objective evidence of impairment in the joint venture. If there is such evidence, the Company will determine the amount of impairment to record, if any, in relation to the joint venture.

The consolidated financial statements include the Company’s share of the investee’s income, expenses and equity movements. Where the Company transacts with its joint ventures or associates, unrealized profits or losses are eliminated to the extent of the Company’s interest in the joint venture or associate.

The Company’s investment in Pure Sunfarms is as follows:

$
Balance at December 31, 2018	25,660,843
Investment in Joint Venture	19,060,000
Transaction costs	290,000
Share of income	19,591,696
Balance at December 31, 2019	64,602,539

Summarized financial information for Pure Sunfarms is set out below:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Non-current assets	141,117,098	67,263,020	23,144,466
Current assets (a)	82,340,311	20,414,439	3,381,496
Total assets	223,457,409	87,677,459	26,525,962

Non-current liabilities	26,558,444	2,688,273	-
Current liabilities	60,115,463	39,465,718	1,171,118
Total liabilities	86,673,907	42,153,991	1,171,118
(a) includes cash and cash equivalents	9,555,204	2,361,948	2,906,910

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Sales	82,809,620	4,916,607	-
Cost of Sales (b)	20,020,954	1,542,231	-
Gross margin before fair value changes	62,788,666	3,374,376	-

Change in fair value of biological asset	(16,850,240)	(8,785,053)	-
Impairment loss on inventory	2,131,913	-	-
Gross margin	77,506,993	12,159,429	-
Selling, general and administrative expenses	10,444,812	3,385,500	880,247
Income (loss) from operations	67,062,181	8,773,929	(880,247)

Other loss	(1,337,166)	(307,402)	(3,529)
Income (loss) before taxes	65,725,015	8,466,527	(883,776)

Provision for income taxes (recovery)	18,524,980	2,297,903	(238,620)
Net income (loss)	47,200,035	6,168,624	(645,156)
(b) includes $1,885,636 of amortization expense (December 31, 2018 - $275,589)

Net Income (loss)	47,200,035	6,168,624	(645,156)
Elimination of transactions with the Company	(107,066)	(2,589,838)	-
Fair value adjustment	(7,178,805)	7,928,778	-
Adjusted net income (loss)	39,914,164	11,507,564	(645,156)
Share of income (loss) from Joint Venture (1)	19,591,697	5,753,782	(322,578)
Share of income (loss) from joint venture net of fair value adjustment	15,040,401	(2,603,134)	(322,578)

(1) During the year ended December 31, 2019, the Company's share of income from the Joint Venture was 50% up until November 18, 2019. Subsequently, the Company’s share of ownership dropped to 46.47%.

A reconciliation of the summarized financial information to the carrying amount of the investment in Pure Sunfarms is set out below:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31
	2019	2018
	$	$
Total net assets of Pure Sunfarms	136,783,502	45,523,468
Ownership interest held by the Company	65,104,309	22,761,734
2018 cumulative adjustments carried forward	2,669,470	-
Fair value adjustment recognized during the year	(3,563,032)	3,964,389
Elimination of transactions with the Company during the year	(127,847)	(1,294,919)
Transaction costs cumulative	519,639	229,639
Carrying amount of the investment	64,602,539	25,660,843

As at December 31, 2019, Pure Sunfarms has not issued dividends. As a privately held company, there are no quoted market prices available for the shares of Pure Sunfarms.

In 2017, the Company and Village Farms International, Inc. (“Village Farms”) formed Pure Sunfarms Corp. (“Pure Sunfarms”), a privately held company incorporated pursuant to the Business Corporations Act (British Columbia). The purpose of Pure Sunfarms is to pursue largescale, low cost cannabis production in Canada. Village Farms and the Company each began with a 50% ownership interest in Pure Sunfarms in the form of common shares. The Company concluded that the agreement constituted a joint arrangement where joint control is shared with Village Farms and therefore has accounted for Pure Sunfarms using the equity method.

During the year ended December 31, 2017 the Company contributed $16.0 million in cash to the joint venture, and as at December 31, 2018, a total of $20.0 million in cash had been contributed.

On July 5, 2018, the Company and Village Farms (together, the “Shareholders”) entered into a Shareholder Loan Agreement, subsequently amended August 24, 2018 (the “Loan Agreement”) with Pure Sunfarms, whereby, as at December 31, 2018, the Shareholders had each contributed $13.0 million in the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 6.2% per annum, calculated annually. Interest will accrue and be payable upon demand being made by both Shareholders.

Additionally, the Company and Pure Sunfarms entered into supply agreements dated December 21, 2018, (the “2018 Supply Agreement”) which was for the 40% supply provision by Pure Sunfarms to the Company in 2019, at a guaranteed price for 2019, and March 29, 2019, which was for the 25% supply provision by Pure Sunfarms, at a guaranteed price adjusted on a semi-annual basis to the Company from 2020 to the end of 2022, respectively.

On March 30, 2019, Pure Sunfarms exercised its option to acquire from Village Farms a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”, “D2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot greenhouse in Delta, BC. In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms contributed the D2 facility to the joint venture and the Company committed to contribute an aggregate of $25.0 million in cash, of which $18.4 million was paid during the year ended December 31, 2019.

A dispute arose in November 2019 as to whether the Company was obliged to make a payment to Pure Sunfarms of $5.9 million in cash under the D2 Option Agreement, or whether it could instead satisfy the obligation by way of set-off of a portion of Pure Sunfarms’ obligation to the Company under the Loan

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Agreement. As a result of what Village Farms deemed to be the Company’s failure to make the cash payment, they sought to have 5,940,000 shares of Pure Sunfarms that were held in escrow for the Company surrendered for cancellation.

A second dispute arose in respect of whether the Company was obliged to make various payments to Pure Sunfarms under the 2018 Supply Agreement. Under the 2018 Supply Agreement, the Company had the option to decline certain deliveries of cannabis product from Pure Sunfarms. If product was declined, Pure Sunfarms was able to sell such product to third parties. In the event of such sale, and only in certain circumstances, the Company could be required to pay to the Joint Venture an amount equal to the difference between the purchase price applicable to the Company and the average price actually paid by such third parties. The Company recognized an expense of $7,774,020 in other expenses and $356,865 in GST for the inventory declined by the Company, which was sold by Pure Sunfarms to third parties under this provision of the 2018 Supply Agreement.

Subsequent to the year ended December 31, 2019, a Settlement Agreement was reached to settle these disputes which resulted in the following.

All outstanding and future liabilities of the Company under the 2018 Supply Agreement were extinguished effective as of December 31, 2019 in return for the Company forfeiting, and waiving repayment by Pure Sunfarms of all amounts dueand owing to the Company pursuant to theLoan Agreement, including accrued and unpaid interest up to December 31, 2019. And, subsequent to the year ended December 31, 2019, the issuance by the Company to Pure Sunfarms of a promissory note in the principal amount of $952,237 which will bear interest at a rate of 6.2% per annum. See Subsequent Events (Note 24) for further details.

The forfeit of the Loan Agreement resulted in the Company de-recognizing the receivables of the $13.0 million loan principal and $1,061,745 in accrued interest.

The remaining $5,930,860 of the principal and interest receivable was recorded as a loss on the settlement of the 2018 Supply Agreement in the statements of loss and comprehensive loss.

The 5,940,000 disputed shares that were held in escrow were released from escrow with an effective date of November 19, 2019 and returned to Pure Sunfarms for cancellation. This resulted in the decrease of the Company’s ownership in the Joint Venture from 50% down to 46.47%.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

10.	Related Party Transactions

Accounting Policy:

The Company considers a person or entity as a related party if they are a member of key management personnel including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are under common control or controlled by related parties. Transactions are recorded at amounts agreed upon by the related parties.

With Emerald Health Sciences Inc.

As of the year ended December 31, 2019, Emerald Health Sciences Inc. (“Sciences”) held an aggregate of 29,687,942 Common Shares, representing 18% (December 31, 2018 – 43,234,242 shares, representing 31%) of the issued and outstanding Common Shares and it also held 9,099,706 (December 31, 2018 – 4,411,764) common share purchase warrants of the Company.

Sciences charged the Company $2,975,000 during the year ended December 31, 2019 (December 31, 2018 - $4,200,000; December 31, 2017 - $1,871,521) for services related to financing, business development, research and development, investor relations and acquisition activities, in accordance with the amended management agreement (as described below).

$1,593,738 was recognized as research and development costs and $1,381,262 was recognized as general and administrative fees, respectively. Sciences charged the Company $37,314 during the year ended December 31, 2019 for invoices paid on behalf of the Company (December 31, 2018 - $134,676; December 31, 2017 - $303,099). In the year ended December 31, 2019, Sciences charged the Company $2,022,781 for hemp harvested and the expenditures supporting the harvest through the supply agreement with Emerald Health Hemp Inc. (“EHH”), a wholly-owned subsidiary of Sciences (Note 5) (December 31, 2018 - $Nil and December 31, 2017 - $Nil). That was included in the due to related parties caption on the consolidated statements of financial position as at December 31, 2019. As at December 31, 2019, the Company owed $1,846,064 (December 31, 2018 - $502,194) to Sciences for total services provided. These amounts are included in the due to related parties caption on the consolidated statements of financial position and is non-interest bearing. As at December 31, 2019, Sciences owed the Company $31,421 (December 31, 2018 – $31,421) for invoices paid on behalf of Sciences, this amount is included in the due from related parties caption on the consolidated statements of financial position and is non-interest bearing.

In July 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $15,000,000 to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 12% per annum and are repayable on demand. As at December 31, 2019, $515,233 was the carrying balance of the amount loaned from Sciences to the Company (December 31, 2018 - $Nil) and $278,949 (December 31, 2018 - $Nil) was the interest charged during the year ended as per the loan agreement. The amount owing is included in Due to Related Parties on the consolidated statements of financial position.

On October 1, 2019, the Company and Sciences amended the management agreement pursuant to which Sciences is not entitled to further cash consideration beyond amounts currently accrued and outstanding.

On October 4, 2019, the Company announced that it had entered into an agreement toamend the purchase price payable by the Company pursuant to the hemp supply agreement dated September 26, 2018 with EHH. Pursuant to this agreement, the Company will only pay EHH the reasonable and documented costs incurred by EHH in exchange for hemp products.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

On October 4, 2019, the Company announced that it had entered into a sublease agreement and a cultivation agreement with Sciences. Pursuant to the sublease agreement, the Company agreed to sublease 12 acres of land in Metro Vancouver to Sciences for which Sciences agreed to pay the Company rent equal to the amount that the Company pays to the head-landlord for the subleased land. Pursuant to the cultivation agreement, Sciences granted the Company the right to cultivate cannabis, for the sole benefit of the Company, on the subleased land. In exchange for this right, the Company agreed to waive the amounts payable by Sciences under the Sublease Agreement.

With the Company’s joint venture

As of December 31, 2019, Pure Sunfarms owes the Company $169,948 (December 31, 2018 - $1,942,329) for expenditures made on behalf of the joint venture. As at December 31, 2019 the Company owes to Pure Sunfarms $956,973 (December 31, 2018 - $1,287,082). $952,237 of which is for remittance on bulk sales that the Company made under the Supply Agreement. These amounts are included in the respective Due To and Due From Related Parties on the consolidated statements of financial position, and are non-interest bearing. See Note 9 for further discussion about balances and transactions between the Company and Pure Sunfarms that were resolved under the Settlement Agreement.

With a Company Controlled by the Company’s Executive Chairman

During the year ended December 31, 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. During the year ended December 31, 2019, the Company paid to the Landlord $340,562 (December 31, 2018 - $340,562; December 31, 2017 - $86,471) in rent and $237 (December 31, 2018 - $40,699; December 31,2017 - $Nil) for invoices paid on behalf of the Company. The Landlord was reimbursed by the Company for $189,354 during the year ended December 31, 2019 (December 31, 2018 - $108,855; December 31, 2017 - $144,979) for development fees and services related toconstruction of the Company’s new facility. As of December 31, 2019, the Company owed $Nil (December 31, 2018 - $502) to the Landlord. As at December 31, 2019, the Company recognized lease liabilities of $3,553,540 relating to the land in Metro Vancouver with a corresponding right of use asset.

With a Company Whose CEO is Also a Director of the Company

The Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc. (“Avricore”, formerly VANC Pharmaceuticals Inc.). Naturals holds 3,030,303 common share purchase warrants of Avricore.

With a Company Whose President is Also a CEO of the Subsidiary

Naturals owes to GAB $93,007 (December 31, 2018 - $Nil) for expenditures made on behalf of Naturals.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management including the Executive Chairman and President, the Chief Executive Officer, the Chief Financial Officer, the Chief Commercial Officer and the Chief Operating Officer, includes the following expenses recognized during the period:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Management compensation	1,907,430	973,318	670,667
Share-based compensation (Note 14)	5,168,172	4,102,295	1,318,058
	7,075,602	5,075,613	1,988,725

Included in Due to Related Parties on the consolidated statements of financial position at December 31, 2019 is $49,523 (December 31, 2018 - $16,614) due to related parties with respect to key management personnel and expense reimbursements and are non-interest bearing.

These transactions are recorded at the amounts agreed upon between the two parties.

11.	Deposits

During the year ended December 31, 2019, the Company prepaid for intangible assets, grow equipment, extraction equipment, packaging equipment and construction that totalled $886,265 (December 31, 2018 - $981,832).

12.	Convertible Debenture

Accounting Policy:

Convertible debentures arecompound financial instruments which areaccounted forseparately dependent on the nature of their components: a financial liability and an equity instrument. The identification of such components embedded within a convertible debenture requires significant judgment given that it is based on the interpretation of the substance of the contractual arrangement. Where the conversion option has a fixed conversion rate, the financial liability, which represents the obligation to pay coupon interest on the convertible debentures in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. Where the conversion option has a variable conversion rate, the conversion option is recognized as a derivative liability measured at fair value through profit and loss.

In calculating the fair value allocation between the liability component and equity component of the Company’s secured convertible debentures, the Company was required to make estimates and use judgement in determining an appropriate discount rate on the debenture to arrive at fair value. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

Transaction costs are apportioned to the debt liability and equity components in proportion to the allocation of proceeds.

On September 10, 2019, the Company issued 2,500 secured convertible debenture units (the “Convertible Debenture Units”) of the Company at a price of $10,000 per Convertible Debenture Unit (the “Issue Price”) for gross proceeds of$25,000,000 (the “Offering”) to a single Canadian institutional accredited investor (the “Investor”).

Each Convertible Debenture Unit is comprised of one 5.0% secured convertible debenture of the Company in the principal amount of $10,000 (each, a "Convertible Debenture") and 5,000 common share purchases warrants of the Company (each, a "Debenture Warrant"). The Convertible Debentures have a maturity date

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

of 24 months from the issuance date (the "Maturity Date") and bear interest at the option of the Company payable in cash or, pursuant to TSXV rules and subject to certain limitations on a holder’s ownership levels, in Common Shares from the date of issuance at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31st of each year. The Convertible Debentures include certain covenants relating to the business of the Company.

The Convertible Debentures are direct, senior secured obligations of the Company ranking pari passu in right of payment of principal and interest in priority to all existing unsecured debt and other liabilities of the Company. As security for the repayment of the Convertible Debentures, the Company granted the Debenture holders a security interest in all of its assets and pledged the shares of each of its wholly-owned subsidiaries.

Subject to certain limitations on a holder’s ownership levels, restrictions, and at the option of the holder, the Convertible Debentures are convertible, subject to certain restrictions and at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures have a conversion price of $2.00 per Common Share (the "Conversion Price"). If, at any time prior to the Maturity Date, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding principal amount owing pursuant to the ConvertibleDebenturesatthe Conversion Price provided theCompanygives 30 days'notice of such conversion to the holder.

Subject to certain limitations on a holder’s ownership levels, each Warrant is exercisable to purchase one Common Share at an exercise price of $2.00 per share for a period of 24 months from the date of issue. If, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days,the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

At issuance, the fair value of the liability component of the Convertible Debentures was estimated to be $21,925,195. They were valued using an interest rate for a similar debt for which no conversion features existed, which was estimated to be 12%. The debt component is to be accreted to face value over the term to maturity as a non-cash interest charge. The Debenture Warrants were valued at $2,426,826 using the Black-Scholes valuation model. The residual value was allocated to the equity component of the conversion feature and had a value of $647,979.

The fair value of the warrants was calculated using the Black-Scholes option-pricing model with the following assumptions: expected life of 2 years, risk free interest rate of 1.60%, expected annualized volatility of 94.06% and Nil expected dividend yield. The fair value was determined to be $0.89. The share price used for fair value as at issuance date was $1.85.

Issuance costs of $783,000 were allocated proportionately with $686,697 as a debit against the liability component and $96,303 as a debit against the equity component of the conversion feature. These issuance costs create a temporary difference between the carrying value of the liability component and the tax base of the liability for tax purposes. The deferred tax impact of the allocation of a portion of the Convertible Debenture to equity resulted in a deferred tax recovery during the year ended December 31, 2019 of $805,000 and a corresponding deferred tax asset in equity of $635,950 and $169,050 for the Debenture Warrants and the equity component of the Convertible Debenture, respectively. The effect of deferred tax is recognised in equity because IAS 12 – Income Taxes, requires that the recognition of deferred tax must

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

follow the underlying transaction it relates to, and the temporary difference relates to the amount attributed to the equity conversion option and Debenture Warrants.

During the year ended December 31, 2019 interest expense of $383,561 and accretion expense of $584,285 was recorded.

13.	Share Capital

Authorized

  Unlimited number of Common Shares without par value

  Unlimited number of preferred shares without par value, issuable in series

Issued

  160,986,373 Common Shares (December 31, 2018 – 141,443,116; December 31, 2017 – 106,787,226)

  Nil preferred shares (December 31,2018 – Nil; December 31, 2017 - Nil)

During the year ended December 31, 2019, the outstanding share capital increased by 19,543,257 Common Shares due to the following transactions:

  The Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”) during Q1 2019. In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the common shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the common shares in Canada.
  The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. During the year ended December 31, 2019, the Company issued an aggregate of 5,936,500 Common Shares for gross proceeds of $18,768,424 with an average price of $3.16.

  Issued 2,129,707 shares with a value of $8,199,371 as part of the consideration for the acquisition of Verdélite as described in Note 7;

  A total of 1,563,143 stock options were exercised ranging in exercise price from $0.175 to $3.07 for gross proceeds of $1,150,891;

  A total of 355,000 restricted share units vested and were settled. A total of 1,918,143 Common Shares were issued;

  In November 2019, the Company closed a private placement resulting in the issuance of 4,385,965 units at a price of $0.57 per unit, for gross proceeds of $2,500,000. Each unit consisted of one common share and one common share purchase warrants. See Note 15 for details of the warrants; and

  In December 2019, the Company closed a private placement resulting in the issuance of 5,172,942 units at a price of $0.29 per unit, for gross proceeds of $1,500,153. Each unit consisted of one common share and one common share purchase warrants .See Note 15 for details of the warrants.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

During the year ended December 31, 2018 the outstanding share capital increased by 34,655,890 Common Shares due to the following transactions:

  A prospectus offering (the “January 2018 Offering”) completed January 8, 2018, for 3,000,000 units of the Company at a price of $5.00 per unit, for gross proceeds of $15,000,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $6.00 for a period of 36 months from the closing date;

  A prospectus offering completed February 14, 2018, for 3,000,000 units of the Company at a price of $6.00 per unit, for gross proceeds of $18,000,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $7.00 for a period of 6 months from the closing date. The warrants expired, unexercised on August 13, 2018;

  A prospectus offering completed May 22, 2018, for 4,000,000 units of the Company at a price of $4.20 per unit, for gross proceeds of $16,800,000. Each unit consisted of one Common Share and one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $5.20 for a period of 18 months from the closing date;

  A prospectus offering completed December 7, 2018, for 4,000,000 units of the Company at a price of $2.70 per unit, for gross proceeds of $10,800,000. Each unit consisted of one Common Share;

  Issued 9,911,894 shares for the acquisition of Verdélite as described in Note 6;

  Issued 1,093,938 shares for the acquisition of Avalite as described in Note 6;

  A total of 4,077,687 warrants were exercised at an exercise price of $0.27 for gross proceeds of $1,100,975;

  A total of 443,350 warrants were exercised at an exercise price of $2.00 for gross proceeds of $886,700;

  A total of 718,826 warrants were exercised at an exercise price of $2.60 for gross proceeds of $1,868,948;

  A total of 3,000,000 warrants were exercised at an exercise price of $6.00 for gross proceeds of $18,000,000; and

  A total of 1,410,195 stock options were exercised ranging in exercise price from $0.03 to $4.25 for gross proceeds of $1,194,530.

During the year ended December 31, 2017, the outstanding share capital increased by 38,992,528 Common Shares due to the following transactions:

  A prospectus offering (the “February Offering”), completed on February 10, 2017, for 10,235,000 units of the Company at a price of $1.35 per unit, for gross proceeds of $13,817,250. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.00 for a period of 24 months from the closing date;

  A prospectus offering (the “April Offering”), completed on April 20, 2017, for 13,170,000 units of the Company at a price of $1.85 per unit, for gross proceeds of $24,364,500. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.60 for a period of 24 months from the closing date;

  The issuance on April 21, 2017 of an additional 1,465,100 shares of the Company at a price of $1.755 per share and 987,750 common share purchase warrants (on the same terms as the warrants issued under the April Offering) at a price of $0.19 per warrant, for gross proceeds of $2,758,924 pursuant

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

  to the exercise of an over-allotment option granted to the underwriter in connection with the April Offering;

  The exercise of compensation units that were issued under the February Offering for 307,050 units of the Company at a price of $1.35 per unit, for gross proceeds of $414,518. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.00 for a period of 24 months from the closing date;

  The exercise of compensation units that were issued under the April Offering for 439,053 units of the Company at a price of $1.85 per unit, for gross proceeds of $812,248. Each unit consisted of one Common Share and one-half of one common share purchase warrant of the Company, with each warrant entitling the holder to acquire an additional Common Share at an exercise price of $2.60 for a period of 24 months from the closing date;

  A total of 4,797,375 warrants were exercised at an exercise price of $2.00 for gross proceeds of $9,594,750;

  A total of 7,047,700 warrants were exercised at an exercise price of $2.60 for gross proceeds of $18,324,020; and

  A total of 1,531,250 stock options were exercised ranging in exercise price from $0.175 to $1.42 for gross proceeds of $1,120,060.

Escrowed Common Shares

The 4,955,947 shares issued as part of the purchase price of Verdélite were subject to an Escrow Agreement. Under the Escrow Agreement, 50% of the shares issued to the Vendors of Verdélite were to remain in escrow until May 1, 2019. These were released during the year ended December 31, 2019 (Note 7).

14.	Share-Based Compensation

(a) Stock Options

Accounting Policy:

The Company grants options to directors, officers, employees and service providers under the Company’s Omnibus Incentive Plan. The fair value of share options granted to employees is recognized as an expense over the vesting period with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest except for equity settled transactions for which vesting is conditional upon a market or non-vesting condition.

Share options with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. The fair value is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. The Black-Scholes option pricing model relies on a number of estimated inputs, such as the expected life of the option, the volatility of the underlying share price, and the risk-free rate of return. Changes in the underlying estimated inputs may result in materially different results.

Where the terms of an equity settled award are modified, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense is recognized for any modification which

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

When an equity award is cancelled, it is treated as if it vests on the date of the cancellation and any expense not recognized for the award is recognized immediately.

The Board of Directors has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant. The maximum number of common shares issuable upon the exercise or redemption and settlement of all awards granted shall not exceed 10% of the issued and outstanding shares at the time of granting of such award less the number of shares reserved for issuance under all other security based compensation arrangements of the Company. The following types of awards can be issued: stock options, share appreciation rights, restricted share units and other performance awards.

The following table summarizes the stock options that remain outstanding as at December 31, 2019:

		Weighted Average
	Number of Options	Exercise Price
		$
Balance, December 31, 2016	5,758,200	0.53
Granted	5,905,000	2.67
Forfeited	(270,836)	1.38
Exercised	(1,531,250)	0.73
Balance, December 31, 2017	9,861,114	1.76
Granted	2,811,000	4.16
Forfeited	(1,367,708)	3.62
Exercised	(1,410,195)	0.85
Balance, December 31, 2018	9,894,211	2.31
Granted	6,615,500	3.77
Forfeited	(2,564,934)	3.77
Exercised	(1,563,143)	0.74
Balance, December 31, 2019	12,381,634	2.99

During the year ended December 31, 2019, the Company granted 6,615,500 stock options to employees and consultants. The stock options granted had exercise prices between $1.22 and $4.15, have expiry dates of five years and vest over three years. The weighted average fair value of the stock options granted was $2.33. The weighted average trading share price of the options exercised during the year ended December 31, 2019 was $3.16.

The fair values of the options granted during the years ended December 31, 2019, 2018 and 2017 were determined on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31	December 31	December 31
	2019	2018	2017
Risk free interest rate	1.29% - 1.85%	1.73%-2.31%	0.74%-1.70%
Expected life of options (years)	2.78	2.85	1-3
Expected annualized volatility	89.31% - 105.68%	80% - 121.16%	80%
Expected dividend yield	Nil	Nil	Nil
Weighted average Black-Scholes value of each option	$2.33	$2.77	$1.37

Volatility was determined by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

Incentive stock options outstanding and exercisable at December 31, 2019 are summarized as follows:

			Outstanding		Exercisable
			Weighted		Weighted
Range of		Remaining	average		average
exercise		contractual	exercise		exercise
prices	Quantity	life (years)	price	Quantity	price
$			$		$
0.175 - 0.43	10,000	1.65	0.34	10,000	0.34
0.44 - 0.50	1,500,000	0.32	0.45	1,500,000	0.45
0.51 - 0.94	978,194	1.75	0.72	978,194	0.72
0.95 - 1.25	824,945	5.53	1.21	634,252	1.20
1.26 - 1.49	237,745	3.07	1.43	174,557	1.42
1.50 - 3.40	1,811,750	3.96	2.70	821,375	2.79
3.41 - 4.23	4,787,750	4.36	4.07	1,995,262	4.08
4.24 - 4.25	1,728,750	5.95	4.25	1,338,750	4.25
4.26 - 5.44	277,500	3.64	4.52	157,500	4.53
5.45 - 6.68	225,000	3.17	5.68	112,500	5.68
	12,381,634	3.84	2.99	7,722,390	2.57

The Company recorded share-based compensation expense related to the stock options of $10,488,121 for the year ended December 31, 2019 (December 31, 2018 and December 31, 2017 – $5,545,379 and $2,716,400, respectively). The expense has been charged to the consolidated statements of loss and comprehensive loss.

(b) Restricted Share Units (“RSUs”)

Accounting Policy:

RSUs are equity-settled share-based payments. RSUs are measured at their intrinsic fair value on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and is recognized as share-based compensation expense over the vesting period with a corresponding credit to share reserves. Upon the release of RSUs, the related share reserve is transferred to share capital.

The Board of Directors has the discretion to determine to whom restricted share units (“RSUs”) will be granted, the number granted, and the terms and time frames in which the RSUs will vest and be settled.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

		Weighted average
		fair value per
	Number of RSUs	unit at issue
		$
Balance, December 31, 2016	-	-
Granted	825,000	3.73
Balance, December 31, 2017	825,000	3.73
Granted	5,000	5.67
Balance, December 31, 2018	830,000	3.74
Granted	475,000	4.15
Settled	(355,000)	4.27
Forfeited	(280,000)	2.06
Balance, December 31, 2019	670,000	4.46

During the year ended December 31, 2019, the Company issued 475,000 RSUs to various employees and consultants, that vest over two years, on April 2, 2020 and April 2, 2021 and settle in Common Shares. The Company recorded share-based compensation expense related to the RSUs of $1,294,852 for the year ended December 31, 2019 (December 31, 2018 and December 31, 2017 – $1,953,071 and $106,095, respectively) to the consolidated statements of loss and comprehensive loss.

15.	Warrants

Accounting Policy:

The Company uses the residual value approach in respect of unit offerings whereby the amount assigned to the warrant is the excess of the unit price over the trading price of the Company’s shares at the date of issuance, if any, to a maximum fair value of the warrant determined by using the Black-Scholes Option-Pricing Model. Warrants classified as equity instruments are not subsequently re-measured.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2016	8,489,451	0.57
Issued in February 2017	5,117,500	2.00
Issued in April 2017	7,572,750	2.60
Issued upon exercise of compensation units	153,525	2.00
Issued upon exercise of compensation units	219,526	2.60
Exercised	(11,845,075)	2.36
Balance, December 31, 2017	9,707,677	0.80
Issued in January 2018	3,000,000	6.00
Issued in February 2018	3,000,000	7.00
Issued in May 2018	4,000,000	5.20
Exercised	(8,239,863)	2.65
Expired	(3,056,050)	6.91
Balance, December 31, 2018	8,411,764	2.92
Issued in September 2019 (a)	12,500,000	2.00
Issued in November 2019 (b)	4,385,965	0.75
Issued in December 2019 (c)	5,172,942	0.39
Expired	(4,000,000)	5.20
Balance, December 31, 2019	26,470,671	1.29

Expire:
November 2021	4,411,764	0.85
September 2021	12,500,000	2.00
November 2024	4,385,965	0.75
December 2024	5,172,942	0.39
Balance, December 31, 2019	26,470,671	1.29

(a) See Note 12 for discussion of warrants issued as part of Convertible Note Units.

(b) In November 2019, the Company closed a private placement resulting in the issuance of 4,385,965 units at a price of $0.57 per unit, for gross proceeds of $2,500,000. Each unit consists of one common share and one common share purchase warrants. The share purchase warrants were classified as equity instruments because a fixed amount of cash is to be exchanged for a fixed amount of common shares. Market price of the Company’s shares at the date of close was $0.42, leaving a residual value of $657,895 recorded to the warrants.

(c) In December 2019, the Company closed a private placement resulting in the issuance of 5,172,942 units at a price of $0.29 per units, for gross proceeds of $1,500,153. Each unit consists of one common share and one common share purchase warrants. The share purchase warrants were classified as equity instruments because a fixed amount of cash is to be exchanged for a fixed amount of common shares. Market price of the Company’s shares at the date of close was $0.33, leaving no residual value to be recorded to the warrants.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

16.	Long-term Investments

Accounting Policy:

Marketable securities are initially measured at fair value and are subsequently measured at fair value through profit and loss.

On November 27, 2017, the Company purchased 1,666,667 units of Avricore (Note 10), a related party, pursuant to a subscription agreement dated November 7, 2017. Each unit entitled the holder to 1,666,667 common shares and 1,666,667 common share purchase warrants. The common shares of Avricore are traded on the TSX Venture Exchange under the symbol “AVCR.”

Each warrant entitles the holder to purchase one common share at the price of $0.20 per share. The warrants expire November 27, 2022, or earlier if the accelerated exercise provision is enacted. If the closing sales price trades at $0.25 or higher for 10 consecutive trading days, and Avricore, within 5 days of such event, provides notice by way of news release to the holders of the warrants of the early expiry of the warrants, then the warrants shall expire 30 days from the date of notice. As at December 31, 2019, no notice has been issued.

	Fair value		Fair value
	December 31	Change in	December 31
	2018	fair value	2019
	$		$
Avricore - shares (1)	166,668	(116,668)	50,000
Avricore - warrants (2)	115,841	(85,034)	30,807
Total	282,509	(201,702)	80,807

(1) Level 1 inputs on fair value hierarchy
(2) Level 2 inputs on fair value hierarchy

The fair value of the warrants was calculated using the Black-Scholes option-pricing model with the following assumptions: expected life of 2.91 years, risk free interest rate of 1.68%, expected annualized volatility of 158.71% and Nil expected dividend yield. The fair value was determined to be $0.02. The share price used for fair value as at December 31, 2019 was $0.03 (December 31, 2018 - $0.10).

17.	Income Taxes

Accounting Policy:

Tax expense recognized in profit or loss comprises the sum of current and deferred taxes not recognized in other comprehensive loss or equity.

Current tax assets and liabilities

Current tax assets and/or liabilities comprise those claims from, or obligations to, fiscal authorities relating to the current or prior reporting periods that are unpaid at the reporting date. Current tax is payable on taxable profit,whichdiffers from profit or loss in thefinancial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

period. Current tax assets arise when the amount paid for taxes exceeds the amount due for the current and prior periods.

Deferred tax assets and liabilities

Deferred taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective periods of realization, provided they are enacted or substantively enacted at the end of the reporting period. Deferred tax liabilities are always provided for in full.

Deferred tax assets are recognized to the extent that it is probable that they will be able to be utilized against future taxable income. Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in profit or loss, except where they relate to items that are recognized in other comprehensive loss or equity, in which case the related deferred tax is also recognized in other comprehensive loss or equity, respectively.

Significant estimates are required in determining the Company’s provision for income taxes and uncertain tax positions. Some of these estimates are based on interpretations of existing tax laws or regulations. Various internal and external factors may have favorable or unfavorable effects on the Company’s future effective tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/orrates, changing interpretations of existing tax laws or regulations, changes in estimates of prior years’ items, results of tax audits by tax authorities, future levels of research and development spending, and changes in overall levels of pre-tax earnings. The realization of the Company’s deferred tax assets is primarily dependent on whether the Company is able to generate sufficient capital gains and taxable income prior to expiration of any loss carry forward balance. The recognition of a deferred tax asset requires significant judgment with regard to management’s assessment of the long-range forecast of future taxable income and the evaluation of tax planning initiatives. Adjustments to the deferred tax assets recognized are made to earnings in the period when such assessments are made.

The Company records tax benefits for all years subject to examination based upon management’s evaluation of the facts, circumstances and information available at the reporting date. There is inherent uncertainty in quantifying income tax positions. The Company has recorded tax benefits for those tax positions where it is more likely than not that a tax benefit will result upon ultimate settlement with a tax authority that has all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will result, no tax benefit has been recognized in the consolidated financial statements.

As the Company has recorded a net loss for accounting and income tax purposes in 2019, 2018 and 2017, no current income tax expense has been recorded in these financial statements.

The income taxes shown in the Statements of Loss and Comprehensive Loss differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31,	December 31,	December 31,
	2019	2018	2017
Statutory tax rate	27%	27%	26%
	$	$	$
Loss for the year before income taxes	(113,005,412)	(31,007,019)	(8,841,824)
Expected income tax recovery	(30,511,461)	(8,371,895)	(2,298,874)
Non-deductible items	3,216,600	2,042,556	772,027
Non-taxable equity pick up from JV	(5,289,758)	(1,553,521)	-
Non-taxable portion of capital gain on JV investment	3,378,092	-	-
Non-deductible portion of capital loss	800,666	-	-
Tax impact of rate change	-	-	(58,725)
Changes in recognition of deferred tax assets	27,306,975	7,859,249	1,585,572
Income tax recovery	(1,098,886)	(23,611)	-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) at December 31, 2019 and 2018 are comprised of the following:

	December 31,	December 31,
	2019	2018
	$	$
Deferred tax assets from:
Non-capital loss carryforwards and tax pool balances	6,018,942	2,000,455
Deferred tax liabilities from:
Investment in JV	(3,378,092)	(733,213)
Intangible assets	(611,286)	(765,355)
Bio Assets and inventory	(1,221,861)	(760,979)
Plant and equipment	(194,519)	(34,794)
Convertible Debenture	(613,184)	-
Long term investments	-	-
	(6,018,942)	(2,294,341)
Deferred income tax liabilities, net	-	(293,886)

Balance sheet presentation

Deferred income tax assets	-	-
Deferred income tax liabilities	-	(293,886)
Deferred income tax liabilities, net	-	(293,886)

Deferred tax assets are not recognized on the following temporary differences as it is not probable that sufficient taxable profits will be available to utilize such assets:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	December 31,	December 31,
	2019	2018
	$	$
Non-capital loss carryforwards and tax pools	69,596,751	37,158,261
Share issuance costs	2,579,274	2,394,797
Long term investments	100,851	192,080
Capital loss carryforwards	2,965,430	-
Other	375,761	-
	75,618,066	39,745,138

Tax pool balances consist of Scientific Research and Experimental Development qualified expenditures of $329,749 which may be carried forward indefinitely and deducted against any Canadian business income.

The Company has non-capital losses carry forward of approximately $69.6 million at December 31, 2019 (December 31, 2018 - $37.2 million) for which a deferred tax asset has not been recognized. These losses may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expire as follows:

Expires	$
2032	135,387
2033	41,108
2034	1,266,202
2035	2,638,000
2036	2,260,865
2037	8,021,983
2038	26,938,191
2039	49,397,706

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

18.	Leases

See Note 2 for Leases accounting policy and transition to IFRS 16.

The Company’s leases consist primarily of land, office space, as well as miscellaneous production and other equipment. Information about the right-of-use assets and associated lease liabilities are seen below.

a) Right-of-Use Assets

	Land	Buildings	Equipment	Total
	$	$	$	$
Costs:
Balance, applied January 1, 2019	3,634,227	1,371,759	178,179	5,184,165
Additions	-	1,773,559	21,238	1,794,797
Disposals	-	-	(37,527)	(37,527)
Balance, December 31, 2019	3,634,227	3,145,318	161,890	6,941,435

Accumulated Depreciation:
Balance, applied January 1, 2019	181,711	449,664	22,560	653,935
Depreciation during period	121,141	518,673	19,451	659,265
Balance, December 31, 2019	302,852	968,337	42,011	1,313,200

Carrying value:
December 31, 2019	3,331,375	2,176,981	119,879	5,628,235
December 31 2018	-	-	-	-

b) Lease Liabilities

The following table reconciles the opening and ending balances of the lease liabilities:

$
Lease liabilities recognized at January 1, 2019	4,729,324
Lease liability additions	1,797,366
Lease liability disposals	(19,307)
Lease payments	(955,173)
Interest incurred	391,709
Balance, December 31, 2019	5,943,919

The Company expects the following maturities of its undiscounted lease liabilities:

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Contractual Undiscounted Cash Flows:
$
Within 1 year	1,279,175
1 - <3 years	2,086,116
3 - <5 years	810,135
Over 5 years	7,224,375
Balance, December 31, 2019	11,399,801

For the year ended December 31, 2019 an amount of $53,090 has been recorded in operating costs for the Company related to variable lease payments, and amounts relating to short term leases, and leases for low value assets.

19.	Revenue

Accounting Policy:

The Company generates revenue primarily from the sale of cannabis, cannabis related products and provision of services. The Company uses the following five-step contract-based analysis of transactions to determine if, when and how much revenue can be recognized:

1. Identify the contract with a customer;
2. Identify the performance obligation(s) in the contract;
3. Determine the transaction price;
4. Allocate the transaction price to the performance obligation(s) in the contract; and
5. Recognize revenue when or as the Company satisfies the performance obligation(s).

Revenue from the sale of cannabis is generally recognized when control over the goods has been transferred to the customer. Payment for medical sales is typically due prior to shipment. Payment for wholesale transactions is due within a specified time period as permitted by the underlying agreement and the Company’s credit policy upon the transfer of goods to the customer. The Company generally satisfies its performance obligation and transfers control to the customer upon delivery and acceptance by the customer. Revenue is recorded at the estimated amount of consideration to which the Company expects to be entitled.

Effective October 17, 2018, Canada Revenue Agency (“CRA”) began levying an excise tax on the sale of medical and consumer cannabis products. The Company becomes liable for these excise duties when cannabis products are delivered to the customer. The excise taxes payable is the higher of (i) a flat-rate duty which is imposed when a cannabis product is packaged, and (ii) an ad valorem duty that is imposed when a cannabis product is delivered to the customer. Effective May 1, 2019, excise tax calculated on edible cannabis products, cannabis extracts and cannabis topicals will prospectively be calculated as a flat rate based on the quantity of total tetrahydrocannabinol (THC) contained in the final product. There were no changes in the legislation in calculating excise taxes for fresh cannabis, dried cannabis, seeds and plants. Where the excise tax has been billed to customers, the Company has reflected the excise tax as part of revenue in accordance with IFRS 15. Net revenue from sale of goods, as presented on the consolidated statements of comprehensive loss, represents revenue from the sale of goods less applicable excise taxes. Given that the excise tax payable/paid to CRA cannot be reclaimed and is not always billed to customers,

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

the Company recognizes that the excise tax is an operating cost that affects gross margin to the extent that it is not recovered from its customers.

Prior to January 1, 2018, the Company’s accounting policy related to revenue was to recognize revenue at the fair value of consideration received or receivable. Revenue from the sale of goods was recognized upon satisfying certain criteria, which was deemed to have occurred when the customer receives the goods.

A summary of the Company’s sales by product line is provided in the table below:

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Dried Cannabis	17,517,882	1,297,517	582,245
Cannabis Oils	4,578,876	771,533	340,352
Other	240,878	41,353	15,057
Total	22,337,636	2,110,403	937,654

20.	General and Administrative Expenses

	December 31	December 31	December 31
	2019	2018	2017
	$	$	$
Professional, director and consulting fees	4,304,748	7,287,630	2,301,067
Corporate communications and media	1,448,091	2,377,219	1,026,299
Wages and benefits	5,479,642	2,297,988	854,430
Office and general	2,482,988	1,477,764	522,485
Travel and accommodations	543,708	552,897	366,166
Total	14,259,177	13,993,498	5,070,447

21.	Segmented Information

Accounting Policy:

Operating segments are components of the Company that engage in business activities which generate revenues and incur expenses (including intercompany revenues and expenses related to transactions conducted with other components of the Company). The operations of an operating segment are distinct and the operating results are regularly reviewed by the chief operating decision maker (“CODM”), the Company’s CEO, for the purposes of resource allocation decisions and assessing its performance. Reportable segments are Operating segments whose revenues or profit/loss or total assets exceed ten percent or more of those of the combined entity.

Key measures used by the CODM to assess performance and make resource allocation decisions include revenues, gross profit and net (loss) income. The Company’s operating results are divided into two reportable segments. The two reportable segments are (i) Cannabis; and (ii) Other. The Company primarily operates in the Cannabis segment.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

	Cannabis	Other	Total
	$	$	$
For the twelve months ended December 31, 2019
Sales	22,104,537	233,099	22,337,636
Interest revenue	806,829	146,048	952,877
Loss from operations	(22,241,287)	(28,770,438)	(51,011,725)
Net loss and comprehensive loss	(80,712,433)	(31,194,093)	(111,906,526)
Share of income from joint venture	19,591,697	-	19,591,697

For the twelve months ended December 31, 2018
Sales	2,087,299	23,104	2,110,403
Interest revenue	266,389	919,825	1,186,214
Loss from operations	(14,545,511)	(22,798,745)	(37,344,256)
Net loss and comprehensive loss	(8,819,226)	(22,164,182)	(30,983,408)
Share of income from joint venture	5,753,782	-	5,753,782

For the twelve months ended December 31, 2017
Sales	929,464	8,190	937,654
Interest revenue	65	161,453	161,518
Loss from operations	(2,749,660)	(6,347,771)	(9,097,431)
Net loss and comprehensive loss	(2,910,720)	(5,931,104)	(8,841,824)
Share of loss from joint venture	(322,578)	-	(322,578)

22.	Financial Instruments

Accounting Policy:

Under IFRS 9, financial instruments are measured either at fair value or amortized cost.

Financial assets

The Company classifies its financial assets initially at fair value at the time of acquisition. Subsequently, they are measured at amortized cost or at fair value through profit or loss. Upon initial recognition, management determines the classification of its financial assets based upon the purpose for which the financial assets were acquired. Measurement and classification of financial assets is determined based on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Management may, at initial recognition, irrevocably designate a financial asset as measured at fair value through profit or loss to prevent a measurement or recognition inconsistency.

Financial Liabilities

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

The Company initially recognizes financial liabilities at fair value and are subsequently measured at amortized cost.

Fair Value Hierarchy

Financial instruments recorded at fair value are classified using a hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The three levels of hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

Level 3 - Inputs for the asset or liability that are not based on observable market data.

The individual fair values attributed to the different components of a financing transaction, notably marketable securities, derivative financial instruments, convertible debentures and loans, are determined using valuation techniques. The Company uses judgment to select the methods used to make certain assumptions and derive estimates. Significant judgment is also used when attributing fair values to each component of a transaction upon initial recognition, measuring fair values for certain instruments on a recurring basis and disclosing the fair values of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of instruments that are not quoted or observable in an active market.

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

The carrying value of the cash and cash equivalents, accounts receivable (excluding statutory receivable balances), due from related parties, refundable deposits, accounts payable and accrued liabilities, current portion of long-term debt, deferred payment, payable to joint venture and amounts due to related parties, approximate the fair value because of the short-term nature of these instruments. These are carried at amortized cost.

The Company’s financial instruments that are recorded at fair value are presented in the following table:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
As at December 31, 2019		$	$	$

Financial Assets
Long-term investments	50,000	30,807	-	80,807

As at December 31, 2018

Financial Assets
Long-term investments	166,668	115,841	-	282,509

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

Credit risk

Credit risk is the risk of an unexpected loss to the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk as at December 31, 2019 is the carrying value of its financial assets. The Company’s cash and redeemable short-term investment certificates are largely held in large Canadian financial institutions. The Company does not have any asset backed commercial paper. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. With regards to receivables, the Company is not exposed to significant credit risk as the Company’s sales are to government bodies or are typically paid at the time of the transaction. The Company provides credit to some of its customers in the normal course of business. The majority of the trade receivables held are with crown corporations.

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. As at December 31, 2019, the Company had negative working capital of $9,961,881 (December 31, 2018 – $27,612,457 working capital). The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

23.	Capital Management

As at December 31, 2019, the capital structure of the Company consists of $156.6 million (December 31, 2018 - $207.0 million) in shareholders’ equity and debt.

The Company’s objective when managing its capital is to ensure sufficient equity financing to fund its planned operations in a way that maximizes the shareholder return given the assumed risks of its operations. The Company considers shareholders’ equity as capital. Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions. In doing so, the Company may issue new shares. Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors, proposed expenditure programs and market conditions.

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

24.	Subsequent Events

Debt Settlement

On January 31, 2020, the Company settled $2,816,963 (the "Debt") of the aggregate debt owed by the Company to Sciences in exchange for the issuance of 9,713,666 Common Shares of the Company (each, a “Debt Share”) at a deemed value of $0.29 per Debt Share (the “Debt Settlement”). The Debt consists of: (i) $794,182 owed to Sciences pursuant to a previously disclosed loan agreement between the parties; and (ii) $2,022,781 owed to Sciences pursuant to trades payable. The Debt Settlement was approved by the independent members of the board of directors of the Company, who determined that the fair market value of the securities being issued under the Debt Settlement and the consideration therefor were reasonable.

The Company also terminated both the amended hemp supply agreement and the sub-lease agreement that it had entered into with Sciences in late 2019.

On February 6, 2020, the Company settled interest accrued to December 31, 2019 on its previously issued convertible debentures in the amount of $383,562 by issuing an additional 1,322,627 Common Shares at a deemed value of $0.29 per Common Share.

Equity Financing

On February 6, 2020, the Company closed the first tranche of its $3.0 million prospectus offering, issuing 7,596,551 units at a price of $0.29 per unit for total gross proceeds of $2,203,000. Each Unit consists of one Common Share of the Company (each, a "CommonShare") and one Common Share purchase warrant (each, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one Common Share of the Company (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the closing of the Offering.

On February 14, 2020, the Company closed the final tranche of its $3,000,000 prospectus offering issued an aggregate of 2,748,276 Units at a price of $0.29 per Unit for total gross proceeds of $797,000. Each Unit consists of one Common Share of the Company and Warrant. Each Warrant will entitle the holder thereof to acquire one common share of the Company (each, a "Warrant Share") at a price of $0.385 per Warrant Share for a period of five years following the closing of the Offering.

Options

Subsequent to the year ended December 31, 2019, the Company granted an additional 4,580,000 stock options with exercise prices ranging from $0.29 to $0.32, and 375,000 restricted share units. These options vest over three years with an expiry date five years from the grant date, and these restricted share units vest one year from the grant date and convert into common shares of the Company at a fair market value of $0.29 per common shares. The Company also granted 1,500,000 options to directors that vested immediately at an exercise price of $0.165 and an expiry date of five years from the grant date. The stock options and restricted share units have been granted pursuant to the Company's Omnibus Incentive Plan

Settlement Agreement with Joint Venture

On March 6, 2020, the Company reached a Settlement Agreement with its Joint Venture partner.

Pursuant to the Settlement Agreement, the Supply Agreements (collectively, the "Supply Agreements") entered into between the Company and Pure Sunfarms dated December 21, 2018, which was for the 40%

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

supply provision by Pure Sunfarms to the Company in 2019, at a guaranteed price for 2019, and March 29, 2019, which was for the 25% supply provision by Pure Sunfarms, at a guaranteed price adjusted on a semi-annual basis to the Company from 2020 to the end of 2022, respectively, were both terminated effective as of December 31, 2019, and the Company was released from all previous, current, and future obligations, liabilities and payments thereunder. The termination of the Supply Agreements removes the uncertainty regarding the potential obligation of the Company to make any payments to Pure Sunfarms under the terms of those Agreements and provides the Company with full flexibility regarding future access to, and supply of, wholesale cannabis.

In exchange, the Company will forfeit all amounts due from Pure Sunfarms pursuant to a shareholder’s loan of $13 millionplus accrued interest of$1.1million that the Company previously advanced to Pure Sunfarms. This was effective as of December 31, 2019 as described above in Note 9.

The Company will also issue a promissory note to Pure Sunfarms in the amount of $952,237. which will bear interest at a rate of 6.2% per annum and will mature on the earlier of (a) December 31, 2020; (b) the Company ceasing to be a shareholder of Pure Sunfarms; or (c) the acquisition by any party of a majority of the outstanding shares of the Company. The principal amount is the amount owed by the Company to Pure Sunfarms as remittance for bulk sales under the 2018 Supply Agreement.

Effective November 18, 2019, the Company cancelled 5,940,000 of its common shares of Pure Sunfarms (previously held in escrow), fully resolving all issues in the arbitration process related to the Company’s decision to offset a $5.94 million payment against its shareholder loan in November 2019 regarding Delta 2. This reduced the Company’s share ownership to 46.47% as at the year ended December 31, 2019 as noted above in Note 9.

The Company has also agreed to transfer 2.5% of its Pure Sunfarms equity to Village Farms. The Parties have agreed that $8,000,000 provided by Village Farms to Pure Sunfarms in 2020 will be converted into additional common shares of Pure Sunfarms. Upon completion of that conversion and the other transactions referred to above, the Company held a 42.6% equity interest in Pure Sunfarms and continued to retain three of six seats on the Pure Sunfarms board of directors.

Joint Venture Expands Credit Facility

On April 3, 2020, the Company announced that its Joint Venture had expanded its credit facility with its existing lender to $59 million, including accordion provisions of $22.5 million. The expanded credit facility (the “Credit Facility”) consists of a $7.5 million revolving operating loan (the “Revolver”) and a $10 million term loan (the “New Term Loan”), in addition to its existing $19 million term loan (the “Existing Term Loan”). The New Term Loan is specifically designated for the 1.1 million square foot Delta 2 greenhouse while the Existing Term Loan is specifically designated for the 1.1 million square foot Delta 3 greenhouse. The $7.5 million Revolver and the $10 million New Term Loan include an accordion provision that allows the Joint Venture to request additional lender commitments of up to an additional $7.5 million and $15 million, respectively, subject to an additional lender entering the syndicate on or before May 30, 2020. Each of the components of the Credit Facility, including the existing term loan, mature on February 7, 2022. As part of this transaction, Village Farms has completed an additional investment in the Joint Venture of $8.0 million, which reduced the Company’s equity position in the Joint Venture by 1.3% to 41.3%.

Amended Warrant Terms

On April 9, 2020, the Company amended the terms of certain common share purchase warrants that were originally issued on September 9, 2019 (the“September Warrants”). Anaggregate of 12,500,000 September

EMERALD HEALTH THERAPEUTICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2019, 2018 and 2017
(Expressed in Canadian dollars)

Warrants were initially issued at an exercise price of $2.00 per Common Share of the Company in connection with a $25,000,000 convertible debenture financing. The Company amended the exercise price of the September Warrants such that: 6,250,000 September Warrants will have an exercise price of $0.17 per Common Share (the "$0.17 Warrants"). If, at any time prior to the expiry date of the $0.17 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2125 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.17 Warrants accelerating the expiry date of the $0.17 Warrants to the date that is 30 days following the date of such notice; and 6,250,000 Warrants will have an exercise price of $0.21 per Common Share (the "$0.21 Warrants"). If, at any time prior to the expiry date of the $0.21 Warrants, the closing market price of the Common Shares on the TSXV is greater than $0.2625 for 10 consecutive trading days, the Company may deliver a notice to the holder of the $0.21 Warrants accelerating the expiry date of the $0.21 Warrants to the date that is 30 days following the date of such notice (collectively, the “Warrant Repricing”).

All other provisions of the September Warrants will remain the same and all Warrants will still expire on September 9, 2021. Upon TSXV approval, the holders of the $0.17 Warrants immediately exercised all such warrants for proceeds of $1,062,500 to the Company.

COVID-19

Subsequent toDecember 31, 2019, the global financial markets have been negatively impacted by the novel Coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 12, 2020. This has led to significant global economic uncertainty, and the current outbreak of COVID-19 could have a material adverse effect on the Company’s operations and the operations of the Company’s suppliers and customers. At this time, the Company has not had any stoppages related to the production and sales of its cannabis, however, this could change based on future developments. The Company has taken what it believes to be appropriate safety precautions at its facilities to safeguard the health of its employees including remote work plans and additional protective measures on site, and there have been no outbreaks to date at any of the Company's facilities. The extent to which COVID-19 impacts the Company’s operations will depend on future developments, which continue to be highly uncertain and cannot be predicted with confidence. The spread of COVID-19 is expected to have a material adverse effect on global and regional economies, and continues to negatively impact stock markets, including the trading price of the Company’s shares. The adverse effects on the economy, the stock market, and our share price could adversely impact the Company’s ability to raise capital, or its ability to pursue other strategic initiatives.